Filed pursuant to Rule 424(b)(2)
Registration No. 333-229494 and 333-229494-01

The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED JULY 12, 2019

PRELIMINARY PRICING SUPPLEMENT

(to Prospectus dated February 1, 2019)

$

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due July 31, 2042

Based on 3-Month USD LIBOR

As further described below, interest will accrue and be payable quarterly, in arrears, (i) from the Original Issue Date to, but excluding, July 31, 2022 at a rate of 6.00% per annum and (ii) from and including July 31, 2022 to, but excluding, the stated maturity date (July 31, 2042), at a variable rate per annum equal to 3-Month USD LIBOR plus the Floating Interest Rate Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Notes:	Senior Fixed to Floating Rate Notes due July 31, 2042 Based on 3-Month USD LIBOR

Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	At variable prices. The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date, which is , 2019. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Stated Principal Amount	$1,000 per note

Pricing Date:	, 2019

Original Issue Date:	July 31, 2019 ( Business Days after the Pricing Date)

Maturity Date:	July 31, 2042

Interest Accrual Date:	July 31, 2019

Payment at Maturity	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.

Reference Rate	3-Month USD LIBOR. Please see “The Notes” below.

Interest Rate	From and including the Original Issue Date to, but excluding, July 31, 2022: 6.00% per annum.

From and including July 31, 2022 to, but excluding, July 31, 2042 (the “Floating Interest Rate Period”): a variable rate per annum equal to the Reference Rate plus the Floating Interest Rate Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

For the purposes of determining the level of the Reference Rate applicable to an Interest Payment Period, the level of the Reference Rate will be determined two (2) London Banking Days prior to the related Interest Reset Date at the start of such Interest Payment Period (each, an “Interest Determination Date”).

Interest for each Interest Payment Period during the Floating Interest Rate Period is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. Beginning July 31, 2022, it is possible that you could receive little or no interest on the Notes.

Floating Interest Rate Spread	Plus 2.75%

Interest Determination Date	Two (2) London Banking Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period

Floating Interest Rate Period	From and including July 31, 2022 to, but excluding, the Maturity Date.

Interest Payment Period:	Quarterly (from and including the last calendar day of each January, April, July and October to, but excluding, the last calendar day of the month occurring three months following such month, beginning July 31, 2019)

Interest Payment Dates	The last calendar day of each January, April, July and October, beginning October 31, 2019.

Interest Payment Period End Dates	Unadjusted

Interest Reset Dates	The last calendar day of each January, April, July and October, beginning July 31, 2022; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.

Minimum Interest Rate	0.00% per annum during the Floating Interest Rate Period.

Maximum Interest Rate	7.00% per annum during the Floating Interest Rate Period.

Day-count Convention:	30/360 (ISDA). Please see “The Notes” below.

Redemption:	Not applicable

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JCA4 / US47233JCA43

Book-entry or Certificated Note:	Book-entry

Business Day:	New York. If any Interest Payment Date or the Maturity Date occurs on a day that is not a Business Day, any payment owed on such date will be postponed as described in “The Notes” below.

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Calculation Agent:	Jefferies Financial Services Inc., a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-4 of this pricing supplement.

	PER NOTE		TOTAL
Public Offering Price		At variable prices		At variable prices
Underwriting Discounts and Commissions	$		$
Proceeds to Jefferies Group LLC (Before Expenses)	$		$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about July 31, 2019 against payment in immediately available funds.

Jefferies

Pricing supplement dated                     , 2019.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 1, 2019	Prospectus dated February 1, 2019

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2018 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 29, 2019 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2019 and May 31, 2019 filed with the SEC on April 9, 2019 and July 10, 2019, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes are joint and several obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary. The Aggregate Principal Amount of the Notes is $            . The Notes will mature on July 31, 2042. From and including the Original Issue Date to, but excluding, July 31, 2022, the Notes will bear interest at the fixed rate of 6.00% per annum. From and including July 31, 2022 to, but excluding, the Maturity Date (the “Floating Interest Rate Period”), the Notes will bear interest at a per annum floating rate equal to the Reference Rate plus the Floating Interest Rate Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.00% per annum. During the Floating Interest Rate Period, the interest rate will be reset quarterly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a quarterly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

If any Interest Payment Date or the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Interest Payment Period.

“3-Month USD LIBOR” or “Reference Rate” means, with respect to any Interest Reset Date, the London interbank offered rate for 3-month deposits in U.S. dollars appearing on the Reuters screen “LIBOR01” page (or any successor thereto) as of approximately 11:00 A.M., London time, on the relevant Interest Determination Date.

“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The “Interest Determination Date” for each quarterly Interest Reset Date during the Floating Interest Rate Period will be the second London Banking Day prior to the beginning of the applicable quarterly Interest Reset Date. A “London Banking Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and dealings in U.S. dollars are transacted in the London interbank market.

If, on any Interest Determination Date, the 3-Month USD LIBOR does not so appear on the Reuters screen “LIBOR01” page (or any successor thereto), then the 3-Month USD LIBOR will be determined on the basis of the rates at which 3-month deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the calculation agent at approximately 11:00 A.M., London time, on the relevant Interest Determination Date, to prime banks in the London interbank market, beginning on the relevant Interest Reset Date, and in a representative amount. The calculation agent will request the principal London office of each of these major banks to provide a quotation of its rate. If at least two quotations are provided, 3-Month USD LIBOR for the relevant

Interest Reset Date will be the arithmetic mean of the quotations. If fewer than two of the requested quotations described above are provided, 3-Month USD LIBOR for the relevant Interest Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 A.M., New York City time, on the relevant Interest Reset Date, for loans in U.S. dollars to leading European banks for a period of 3 months, beginning on the relevant Interest Reset Date, and in a representative amount. If no quotation is provided as described in the preceding sentence, then the calculation agent will determine the 3-Month USD LIBOR in good faith and in a commercially reasonable manner.

HOW THE NOTES WORK

How to calculate the interest payments during the Floating Interest Rate Period.

The table below presents examples of hypothetical interest that would accrue on the Notes during any quarter in the Floating Interest Rate Period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the Notes are based on both the level of the Reference Rate on the applicable Interest Determination Date.

The actual interest payment amounts during the Floating Interest Rate Period will depend on the actual level of the Reference Rate on each Interest Determination Date. The applicable Interest Rate for each quarterly Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. The table assumes that the Interest Payment Period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

REFERENCE RATE	REFERENCE RATE PLUS FLOATING INTEREST RATE SPREAD*	HYPOTHETICAL QUARTERLY INTEREST PAYMENT
-3.25%	0.00%	$0.00
-3.00%	0.00%	$0.00
-2.75%	0.00%	$0.00
-2.50%	0.25%	$0.63
-2.00%	0.75%	$1.88
-1.50%	1.25%	$3.13
-1.00%	1.75%	$4.38
-0.50%	2.25%	$5.63
0.00%	2.75%	$6.88
0.50%	3.25%	$8.13
1.00%	3.75%	$9.38
1.50%	4.25%	$10.63
2.00%	4.75%	$11.88
2.50%	5.25%	$13.13
3.00%	5.75%	$14.38
3.50%	6.25%	$15.63
3.75%	6.50%	$16.25
4.00%	6.75%	$16.88
4.25%	7.00%	$17.50
4.50%	7.00%	$17.50
4.75%	7.00%	$17.50

*Subject to the minimum interest rate of 0% and the maximum interest rate of 7%.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

The historical level of 3-Month USD LIBOR is not an indication of the future level of 3-Month USD LIBOR.

In the past, the level of 3-Month USD LIBOR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of 3-Month USD LIBOR is not necessarily indicative of future levels. Changes in the level of 3-Month USD LIBOR will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall. There can be no assurance that the Reference Rate level will be positive on any Interest Determination Date during the Floating Interest Rate Period. Furthermore, the historical performance of the Reference Rate does not reflect the return the Notes would have had because they do not take into account the Floating Interest Rate Spread or the Maximum Interest Rate.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) changes in the level of 3-Month USD LIBOR, (ii) volatility of 3-Month USD LIBOR, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. In addition, as indicated above, the proprietary derivative-pricing model we employ to value the Notes may change, which could have a significant impact on valuation of the Notes. Each of these factors can lead to significant adverse changes in the market price of securities like the Notes.

The amount of interest payable on the Notes in any quarter is capped.

The Interest Rate on the Notes for each quarterly Interest Payment Period during the Floating Interest Rate Period is capped for that quarter at the Maximum Interest Rate of 7.00% per annum, and you will not get the benefit of any increase in 3-Month USD LIBOR above a level of 4.25% on any Interest Determination Date. Therefore, the maximum quarterly interest payment you can receive during the Floating Interest Rate Period (assuming an Interest Payment Period of 90 calendar days) will be $17.50 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 7.00% per annum interest for any given full year in the Floating Interest Rate Period even when 3-Month USD LIBOR is much greater than 4.25% on the Interest Determination Date for one quarterly Interest Payment Period during that year if 3-Month USD LIBOR on the Interest Determination Date with respect to any other quarter is below 4.25%.

You must rely on your own evaluation of the merits of an investment linked to 3-Month USD LIBOR.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in 3-Month USD LIBOR and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to 3-Month USD LIBOR may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about 3-Month USD LIBOR and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

3-Month USD LIBOR Rates and the manner in which it is calculated may change in the future.

There can be no assurance that the method by which 3-Month USD LIBOR rates is calculated will continue in its current form. Any changes in the method of calculation could reduce 3-Month USD LIBOR and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of

LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of, and the method of calculating, the 3-Month USD LIBOR rate. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect the 3-Month USD LIBOR rate during the term of the Notes, which may adversely affect the value of the Notes.

In the event that a published 3-Month USD LIBOR rate is unavailable after 2021, an alternative determination method, as set forth under “The Notes” above, will be used to determine the 3-Month USD LIBOR rate.

We may sell an additional aggregate face amount of the Notes at a different issue price.

At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid. There is no stated limit on of the additional face amounts of the Notes we may sell.

The Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes.

The Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes. Please see “Material United States Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.

HEDGING

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of 3-Month USD LIBOR, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-4 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the Notes and is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “Material United States Federal Income Tax Consequences” in the accompanying prospectus and under “United States Federal Taxation” in the accompanying prospectus supplement, and is not exhaustive of all possible tax considerations that may be relevant to a holder of Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought a ruling from the IRS regarding any of the tax consequences described below. This summary does not include any description of federal non-income tax laws, the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder of Notes.

This summary is directed solely to U.S. Holders (as defined in the accompanying prospectus supplement) that, except as otherwise specifically noted, will acquire the Notes upon original issuance and will hold the Notes as capital assets, within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “United States Federal Taxation” in the accompanying prospectus supplement. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

In the opinion of our tax counsel, Sidley Austin LLP, your Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes. In particular, as described under “United States Federal Taxation—U.S. Holders—Floating Rate Notes—Floating Rate Notes that Provide for Multiple Rates” in the accompanying prospectus supplement, the Notes provide for stated interest at a fixed rate for an initial period of three years followed by a qualified floating rate.

A U.S. Holder will be required to include qualified stated interest payments in income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes and may be required to include original issue discount in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, without regard to the timing of the receipt of cash payments attributable to this income. The determination of whether or not U.S. holders will be required to include original issue discount in income for U.S. federal income tax purposes as it accrues will be made on the pricing date based on market conditions in effect at such time. Please see the discussion under “United States Federal Taxation—U.S. Holders—Floating Rate Notes” in the accompanying prospectus supplement for more detailed information regarding the U.S. federal income tax treatment of your Notes as variable rate debt instruments and the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes.

In addition, pursuant to recently enacted legislation an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer. For this purpose, an “applicable financial statement” generally means a financial statement certified as having been prepared in accordance with generally accepted accounting principles or that is made on the basis of international financial reporting standards and which is used by the taxpayer for various specified purposes. Although this rule is generally currently in effect, this rule only applies to original issue discount for taxable years beginning after December 31, 2018. This rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to a debt instrument issued with original issue discount prior to the time such income would be recognized pursuant to the original issue discount rules set forth in the Code. Potential investors in the Notes should consult their tax advisors regarding the potential applicability of these rules, if any, to their investment in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of              per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We expect to deliver the Notes against payment therefor in New York, New York on July 31, 2019, which will be the          scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from a pricing date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

None of this pricing supplement, the accompanying prospectus or the prospectus supplement is a prospectus for the purposes of the Prospectus Directive (as defined below).

PRIIPs Regulation/Prospectus Directive/Prohibition of Sales to EEA Retail Investors—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4{1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation CEU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

This pricing supplement, the accompanying prospectus and the prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the prospectus supplement may only do so with respect to Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, of Jefferies Group LLC incorporated herein by reference to the Annual Report on Form 10-K, and the effectiveness of Jefferies Group LLC and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Jefferies Group LLC and its subsidiaries for the year ended November 30, 2016 incorporated herein by reference to the Annual Report on Form 10-K, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and Subsidiaries incorporated herein by reference to the Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due July 31, 2042

Based on 3-Month USD LIBOR

PRICING SUPPLEMENT

                    , 2019